Contact

www.linkedin.com/in/toddawilson01
(LinkedIn)

Top Skills

Finance
Strategy
Mergers & Acquisitions

Certifications

Certified Public Accountant (Inactive)

Todd Wilson

Chief Financial Officer | Senior Operations Executive | Business Strategy & Execution | M&A | Performance Improvement
San Antonio, Texas, United States

Summary

I am results-oriented executive with a proven record in environments ranging from small / medium high-growth companies to the Fortune 500. Experience spans domestic and international environments across a diverse group of industries. I have a growth bias (marketing penetration, revenue and profits) and I have thrived in and driven growth in successful companies and driven profitability and growth in turned-around / underperforming companies. My experience spans across domestic and international environments in diverse industries.:
• Public Accounting;
• Private Equity (GP / LP / Portfolio Companies);
• Consumer / Mortgage Finance;
• Construction, Real Estate and Real Estate Investment;
• Consumer Electronics;
• Education;
• Manufacturing;
• Distribution, including Biotech/Pharmaceutical; and
• Printing.
Key core competencies: P&L Management, Financial & Cost Accounting, Corporate Finance, Managerial Finance, Financial Analysis, Forecasting, and Financial Modeling, Profit Optimization, Working Capital Optimization, Return on Investment Optimization.

Experience

Pape-Dawson Engineers, Inc.
Chief Financial Officer
2021 - Present (4 years)
San Antonio, Texas, United States

AM Advisors, LLC
Principal
January 2014 - Present (11 years 5 months)

San Antonio, TX

Consulting with a focused on M&A and General Advisory support.

OnCourse Learning

Chief Financial Officer, EVP

February 2018 - November 2018 (10 months)

Greater Milwaukee Area

Hired to strengthen financial controls and reporting and to lead the preparation and successful execution of the sale of the PE-backed company.

Prospect Mortgage, LLC

Chief Productivity Officer

2009 - January 2014 (5 years)

Irvine, CA

Planned, launched and managed both the Special Financing Services Division and the Project Management Office (PMO) to drive growth in revenue and profits.

- Special Financing Services drove $500M / month in loan production.
- PMO successes included cutting days to fund a loan by 50%.
- Other PMO successes included enhanced completing a financial controls and procedures review in preparation for a successful Bond offering and planned IPO.

Sterling Partners

Operations Partner

2006 - 2009 (3 years)

Northbrook, IL

Hired to develop and implement enhancements to portfolio companies' operational capabilities, focused on driving accelerated profitability, through deployment of turn-key / repeatable operational tools. Major projects included:

- Prospect Mortgage: Interim COO where I successfully turned the business from losing $10M / month to a profit of $2M / month. Led the acquisition and integration of a failed bank origination platform and integrated multiple acquisitions focused on achieving scale, realizing synergies and profitability.
- Printing Company turn-around and sale.
- Interim CEO to stabilize and restructure both a manufacturing and distribution companies. This included driving the development of Drifire, a flame-resistant performance apparel line.

- Cross-Portfolio Synergies: Developed and assisted in the deployment of management tools to improve financial / operational visibility as a foundation to accelerate value growth and profitability. Executive Sponsor for the Sterling Procurement Program, a cross-portfolio supplier program that harnessed the purchasing power across the entire portfolio, dramatically reducing overall costs.

Fisher Scientific International

VP & General Manager

2001 - 2006 (5 years)

Hampton, NH

Transferred from Fisher's ProcureNet spin-out to manage all of the international distribution operations (including Europe, Asia, North and South America:

- Increased Operating Income 8x, while decreasing Working Capital ~33%.
- Significant successful restructure and operational process improvement projects driving profit and working capital improvements.
- Developed and implemented a Regional European strategy substantially increasing revenue and profits.
- Implemented a successful Global Account Strategy.
- Negotiated and implemented market-changing Pan-European life science distribution agreement.
- Managed the Sarbanes-Oxley certification process for the international distribution operations.

ProcureNet (Division of Fisher Scientific International)

VP of Finance/CFO

1998 - 2001 (3 years)

Fairfield, NJ

Hired as the CFO to spin-out the procurement software and outsourcing company from Fisher Scientific International:

- Prepared and executed the spin-out from Fisher Scientific. Implemented a new business strategy which significantly accelerated the growth of the business and led to sale to strategic buyer at 3.5x MOIC.

Sega GameWorks

VP of Finance

1996 - 1997 (1 year)

Burbank, CA

Transferred as the VP of Finance after assisting to spin-out Sega's Arcade game operations into a Joint Venture with Universal Studies and Dreamworks. The JV's operations where rolling-out a chain of location-based entertainment sites.

Sega Enterprises
Director of Accounting and Financial Planning
1994 - 1996 (2 years)
Redwood City, CA

Hired as the VP of Finance, for the premier Consumer electronics (video game) manufacturer.

ARB/Center Cal Properties
Controller/General Manager
1989 - 1993 (4 years)
Bakersfield, CA

Hired as the Controller for a diversified Engineering / Contractor.

PwC
Senior Accountant
1988 - 1989 (1 year)
Bakersfield,CA

Audit Senior Accountant in a premier international Accounting firm.

Deloitte, Haskins, Sells
Senior Accountant
1985 - 1988 (3 years)
San Francisco, CA

Audit Senior Accountant in a premier international Accounting firm.

Education

University of California, Berkeley
Bachelor of Science, Business Administrative (Accounting / Finance) · (1985)